SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     The interim financial statements and Management’s Discussion & Analysis included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: July 25, 2006		Signed:	Donald F. Barnhardt

	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Canadian Pacific Railway
Management’s Discussion and Analysis
Second Quarter Report 2006

NEWS
Release Date: July 25, 2006
Release Time: 0530 MDT
CANADIAN PACIFIC RAILWAY PRODUCES SOLID SECOND QUARTER RESULTS
CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) announced that its second quarter net income was $378 million, an increase of $254 million over the same period in 2005. This increase included a $176-million reduction in future income tax expense and a favourable swing in foreign exchange on long-term debt of $58 million.
“CPR faced down a tough second quarter where we saw a reduction of more than $70 million in coal and potash revenues associated with world markets and still produced solid earnings growth,” said Fred Green, CPR President and CEO. “We responded quickly to the drop in volumes with focused initiatives which produced improved yield and reduced expenses. With the success of our balanced scheduled railroad and our recent network capacity investments, we are well positioned for the second half of the year when bulk volumes are expected to increase.”
SUMMARY OF SECOND-QUARTER 2006 COMPARED WITH 2005
➢	Income before foreign exchange gains and losses on long-term debt and other specified items improved 14 per cent to $160 million

➢	Diluted earnings per share before foreign exchange gains and losses on long-term debt and other specified items improved 15 per cent to $1.00

➢	Operating ratio improved 40 basis points to 75.1 per cent, a Q2 best for CPR

➢	Operating expenses, excluding the impact of higher fuel prices, were down more than 2 per cent.
In the second quarter, total revenues improved by 2 per cent with growth in grain, intermodal, automotive, and industrial and consumer products offsetting declines in two key business lines, coal and sulphur and fertilizers where revenues decreased by 28 and 10 per cent respectively. Other revenue improved by $9 million over the same period last year and included the sale of the Latta subdivision, which was a part of planned land sales for 2006.
Operating expenses increased 2 per cent, most of which was attributable to higher fuel prices. The increase in the cost of fuel was largely recovered through a fuel surcharge program. These increases were partially offset by improvements in operations including the implementation of the balanced scheduled railroad, reductions in management staff and co-production initiatives.
SUMMARY OF FIRST HALF 2006 COMPARED WITH 2005
➢	Net income was $489 million, an increase of $285 million over 2005

➢	Income before foreign exchange gains and losses on long-term debt and other specified items was up 24 per cent to $278 million

➢	Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, increased 24 per cent to $1.74

➢	Operating ratio improved 160 basis points to 77.2 per cent

➢	Revenues were up 6 per cent which included double-digit increases in grain, industrial and consumer products, automotive, and intermodal business lines

➢	Operating expenses, excluding the impact of higher fuel prices, decreased slightly in 2006 over 2005.
2006 OUTLOOK
CPR’s outlook for diluted earnings per share in 2006 remains unchanged at a range of $3.60 to $3.85, excluding foreign exchange gains and losses on long-term debt and other specified items, specifically the $176 million income tax benefit due to the rate reduction in the second quarter. The outlook assumes oil prices averaging US$70 per barrel and an average exchange rate of $1.13 per U.S. dollar (US$0.89). This is a revision to our previous assumptions which were oil prices averaging US$66 per barrel and an average exchange rate of $1.14 per U.S. dollar (US$0.88). CPR expects to grow revenue in the range of 5 per cent to 8 per cent and expenses are expected to increase by 3 per cent to 6 per cent in 2006. Capital investment is anticipated to be between $810 million and $825 million in 2006 and free cash is expected to exceed $200 million for the year.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CPR had a foreign exchange gain on long-term debt of $53 million ($41 million after tax) in the second quarter of 2006, compared with a loss of $17 million ($17 million after tax) in the same period of 2005. The second quarter of 2006 included a future income tax benefit of $176 million as a result of a decrease in Canadian federal and provincial income tax rates. There were no other specified items in the second quarter of 2005.
In the first half of 2006, CPR had a foreign exchange gain of $46 million ($34 million after tax), compared with a loss of $20 million ($21 million after tax) in the first half of 2005. Other than the future income tax benefit mentioned above, there were no additional other specified items in the first half of 2006, and there were none in the same period of 2005.
Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in our business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In the second quarter and first half of 2006, there were foreign exchange gains on long-term debt and one other specified item.
Earnings that exclude foreign exchange currency translation effects on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

2

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 13,500-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.
end

Contacts:
Media	Investment Community
Leslie Pidcock	Paul Bell, Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca

3

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2006	2005
	(unaudited)
Revenues
Freight	$1,086.4	$1,070.2
Other	44.6	35.7

	1,131.0	1,105.9

Operating expenses
Compensation and benefits	321.5	322.2
Fuel	160.1	145.2
Materials	54.5	46.0
Equipment rents	44.4	54.7
Depreciation and amortization	117.8	110.7
Purchased services and other	150.8	156.0

	849.1	834.8

Operating income	281.9	271.1

Other charges (Note 3)	7.7	5.7
Foreign exchange (gains) losses on long-term debt	(52.7)	17.0
Interest expense (Note 4)	48.6	53.2
Income tax (benefit) expense (Note 12)	(99.2)	72.0

Net income	$377.5	$123.2

Basic earnings per share (Note 5)	$2.38	$0.78

Diluted earnings per share (Note 5)	$2.36	$0.77

     See notes to interim consolidated financial statements.

4

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2006	2005
	(unaudited)
Revenues
Freight	$2,153.6	$2,062.8
Other	87.9	57.2

	2,241.5	2,120.0

Operating expenses
Compensation and benefits	671.4	653.3
Fuel	318.0	279.7
Materials	112.1	104.8
Equipment rents	89.0	103.2
Depreciation and amortization	232.6	220.2
Purchased services and other	307.4	309.0

	1,730.5	1,670.2

Operating income	511.0	449.8

Other charges (Note 3)	14.5	4.7
Foreign exchange (gains) losses on long-term debt	(46.3)	20.1
Interest expense (Note 4)	95.9	104.8
Income tax (benefit) expense (Note 12)	(41.6)	116.3

Net income	$488.5	$203.9

Basic earnings per share (Note 5)	$3.08	$1.28

Diluted earnings per share (Note 5)	$3.04	$1.27

See notes to interim consolidated financial statements.

5

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2006	2005
	(unaudited)
Assets
Current assets
Cash and short-term investments	$44.3	$121.8
Accounts receivable and other current assets	516.8	524.0
Materials and supplies	182.0	140.1
Future income taxes	105.2	108.0

	848.3	893.9
Investments	68.7	67.3
Net properties	8,839.4	8,790.9
Other assets and deferred charges	1,190.3	1,139.0

Total assets	$10,946.7	$10,891.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$936.5	$1,032.8
Income and other taxes payable	42.0	30.2
Dividends payable	29.6	23.7
Long-term debt maturing within one year	165.6	30.0

	1,173.7	1,116.7

Deferred liabilities	724.0	743.5
Long-term debt	2,732.5	2,970.8
Future income taxes	1,603.5	1,674.4

Shareholders’ equity
Share capital (Note 7)	1,174.0	1,141.5
Contributed surplus (Note 7)	110.5	241.6
Foreign currency translation adjustments	64.4	67.5
Retained income	3,364.1	2,935.1

	4,713.0	4,385.7

Total liabilities and shareholders’ equity	$10,946.7	$10,891.1

Commitments and contingencies (Note 11).
See notes to interim consolidated financial statements.

6

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2006	2005

	(unaudited)
Operating activities
Net income	$377.5	$123.2
Add (deduct) items not affecting cash:
Depreciation and amortization	117.8	110.7
Future income taxes	(114.7)	68.8
Foreign exchange (gains) losses on long-term debt	(52.7)	17.0
Amortization of deferred charges	4.3	5.0
Restructuring payments	(22.8)	(13.3)
Other operating activities, net	(1.0)	(10.2)
Change in non-cash working capital balances related to operations	(26.0)	48.1

Cash provided by operating activities	282.4	349.3

Investing activities
Additions to properties	(177.3)	(209.3)
(Additions) reductions to investments and other assets (Note 13)	(65.3)	10.6
Net proceeds from disposal of transportation properties	77.6	3.8

Cash used in investing activities	(165.0)	(194.9)

Financing activities
Dividends paid	(29.8)	(21.0)
Issuance of CPR Common Shares	10.7	1.6
Purchase of CPR Common Shares	(98.0)	(12.6)
Net decrease in short-term borrowing	—	(8.6)
Repayment of long-term debt	(3.5)	(256.6)

Cash used in financing activities	(120.6)	(297.2)

Cash position
Decrease in net cash	(3.2)	(142.8)
Net cash at beginning of period	47.5	274.5

Net cash at end of period	$44.3	$131.7

Net cash is defined as:
Cash and short-term investments	$44.3	$131.7

See notes to interim consolidated financial statements.

7

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2006	2005

	(unaudited)
Operating activities
Net income	$488.5	$203.9
Add (deduct) items not affecting cash:
Depreciation and amortization	232.6	220.2
Future income taxes	(70.4)	108.9
Foreign exchange (gains) losses on long-term debt	(46.3)	20.1
Amortization of deferred charges	8.6	10.0
Restructuring payments	(50.6)	(26.3)
Other operating activities, net	0.8	(21.1)
Change in non-cash working capital balances related to operations	(106.5)	(78.2)

Cash provided by operating activities	456.7	437.5

Investing activities
Additions to properties	(369.0)	(352.7)
(Additions) reductions to investments and other assets (Note 13)	(85.0)	1.4
Net proceeds from disposal of transportation properties	81.9	5.5

Cash used in investing activities	(372.1)	(345.8)

Financing activities
Dividends paid	(53.5)	(42.0)
Issuance of CPR Common Shares	49.2	5.7
Purchase of CPR Common Shares	(143.6)	(12.6)
Repayment of long-term debt	(14.2)	(264.1)

Cash used in financing activities	(162.1)	(313.0)

Cash position
Decrease in net cash	(77.5)	(221.3)
Net cash at beginning of period	121.8	353.0

Net cash at end of period	$44.3	$131.7

Net cash is defined as:
Cash and short-term investments	$44.3	$131.7

See notes to interim consolidated financial statements.

8

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the six months
	ended June 30
	2006	2005
	(unaudited)
Balance, January 1	$2,935.1	$2,484.4

Net income for the period	488.5	203.9
Dividends	(59.5)	(44.8)

Balance, June 30	$3,364.1	$2,643.5

See notes to interim consolidated financial statements.

9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2005 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policy

Effective January 1, 2006, the Company adopted the CICA Accounting Standard Section 3831 “Non-Monetary Transactions”. This standard is applied prospectively to non-monetary transactions occurring on or after that date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair value of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. There was no impact to CPR on adoption of this new standard as it is applied prospectively.

3	Other charges

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2006	2005	2006	2005

Amortization of discount on accruals recorded at present value	$2.7	$4.2	$5.2	$8.4
Other exchange losses (gains)	3.4	(1.3)	3.5	(3.3)
Loss on sale of accounts receivable	1.2	0.9	2.3	1.8
Gains on non-hedging derivative instruments	(0.9)	(0.4)	(0.1)	(6.6)
Other	1.3	2.3	3.6	4.4

Total other charges	$7.7	$5.7	$14.5	$4.7

10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
4	Interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2006	2005	2006	2005

Interest expense	$50.1	$55.8	$99.1	$110.4
Interest income	(1.5)	(2.6)	(3.2)	(5.6)

Total interest expense	$48.6	$53.2	$95.9	$104.8

5	Earnings per share

At June 30, 2006, the number of shares outstanding was 157.2 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2006	2005	2006	2005

Weighted average shares outstanding	158.3	158.9	158.4	158.8
Dilutive effect of stock options	2.0	1.7	2.0	1.6

Weighted average diluted shares outstanding	160.3	160.6	160.4	160.4

(in dollars)

Basic earnings per share	$2.38	$0.78	$3.08	$1.28
Diluted earnings per share	$2.36	$0.77	$3.04	$1.27

For the quarter ended June 30, 2006, 308,850 options (quarter ended June 30, 2005 – no options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the six months ended June 30, 2006, 305,742 options (six months ended June 30, 2005 – no options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. Under the normal course issuer bid, 1.8 million shares were repurchased during the second quarter of 2006 (2005 – 0.4 million shares), and 2.7 million shares were repurchased during the six months ended June 30, 2006 (2005 – 0.4 million shares).

11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
6	Restructuring and environmental remediation

At June 30, 2006, the provision for restructuring and environmental remediation was $345.8 million (December 31, 2005 – $398.8 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended June 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	April 1			Amortization	Exchange	June 30
(in millions)	2006	Accrued	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$240.5	(8.6)	(16.9)	2.6	(1.8)	$215.8
Other non-labour liabilities for exit plans	4.7	0.5	(3.2)	—	(0.2)	1.8

Total restructuring liability	245.2	(8.1)	(20.1)	2.6	(2.0)	217.6

Environmental remediation program	128.9	5.3	(2.7)	—	(3.3)	128.2

Total restructuring and environmental remediation liability	$374.1	(2.8)	(22.8)	2.6	(5.3)	$345.8

Three months ended June 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
	April 1			Amortization	Exchange	June 30
(in millions)	2005	Accrued	Payments	of Discount	Impact	2005

Labour liability for terminations and severances	$261.2	(1.8)	(11.1)	3.2	0.5	$252.0
Other non-labour liabilities for exit plans	6.0	—	(0.1)	0.1	0.1	6.1

Total restructuring liability	267.2	(1.8)	(11.2)	3.3	0.6	258.1

Environmental remediation program	172.4	—	(2.1)	—	1.5	171.8

Total restructuring and environmental remediation liability	$439.6	(1.8)	(13.3)	3.3	2.1	$429.9

12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
6	Restructuring and environmental remediation (continued)

Six months ended June 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	June 30
(in millions)	2006	Accrued	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$263.6	(9.7)	(41.7)	5.2	(1.6)	$215.8
Other non-labour liabilities for exit plans	5.8	0.5	(4.3)	—	(0.2)	1.8

Total restructuring liability	269.4	(9.2)	(46.0)	5.2	(1.8)	217.6

Environmental remediation program	129.4	6.4	(4.6)	—	(3.0)	128.2

Total restructuring and environmental remediation liability	$398.8	(2.8)	(50.6)	5.2	(4.8)	$345.8

Six months ended June 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	June 30
(in millions)	2005	Accrued	Payments	of Discount	Impact	2005

Labour liability for terminations and severances	$269.7	(2.0)	(22.9)	6.3	0.9	$252.0
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	0.1	6.1

Total restructuring liability	275.8	(2.1)	(23.0)	6.4	1.0	258.1

Environmental remediation program	172.9	—	(3.3)	—	2.2	171.8

Total restructuring and environmental remediation liability	$448.7	(2.1)	(26.3)	6.4	3.2	$429.9

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other”.

13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
7	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months ended June 30
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, April 1	158.6	$1,175.1	158.9	$1,124.7
Shares issued under stock option plans	0.4	12.6	0.1	2.0
Shares repurchased	(1.8)	(13.7)	(0.4)	(3.1)

Share capital, June 30	157.2	$1,174.0	158.6	$1,123.6

	For the six months ended June 30
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, January 1	158.2	$1,141.5	158.8	$1,120.6
Shares issued under stock option plans	1.7	52.7	0.2	6.1
Shares repurchased	(2.7)	(20.2)	(0.4)	(3.1)

Share capital, June 30	157.2	$1,174.0	158.6	$1,123.6

14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
7	Shareholders’ equity (continued)

An analysis of contributed surplus balances is as follows:

	For the three months
	ended June 30
(in millions)	2006	2005

Contributed surplus, April 1	$198.8	$302.7
Stock compensation related to shares issued under stock option plans	2.2	2.0
Shares repurchased	(90.5)	(15.8)

Contributed surplus, June 30	$110.5	$288.9

	For the six months
	ended June 30
(in millions)	2006	2005

Contributed surplus, January 1	$241.6	$300.4
Stock compensation related to shares issued under stock option plans	4.4	4.3
Shares repurchased	(135.5)	(15.8)

Contributed surplus, June 30	$110.5	$288.9

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3.9 million of its outstanding Common Shares. Under the new filing, share purchases may be made during the 12-month period that began June 6, 2006, and ends June 5, 2007. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the second quarter of 2006, 1.8 million shares were repurchased at an average price of $56.62 (2005 — 0.4 million shares were repurchased at an average price of $43.58) and for the six months ended June 30, 2006, 2.7 million shares were repurchased at an average price of $57.01 (2005, 0.4 million shares were repurchased at an average price of $43.58) .

15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
8	Stock-based compensation

In 2006, under CPR’s stock option plans, the Company issued 1,423,700 options to purchase Common Shares at the weighted average price of $57.78 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 487,750 stock appreciation rights were issued at the weighted average exercise price of $57.78. Also, all 30,000 unvested Restricted Share Units, issued in 2005, were cancelled.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of June 30:

	2006		2005
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,971,917	$32.07	7,752,080	$29.32
New options granted	1,423,700	57.78	1,548,400	42.05
Exercised	(1,719,412)	28.61	(212,943)	26.62
Forfeited/cancelled	(269,295)	40.09	(92,751)	27.74

Outstanding, June 30	7,406,910	$37.52	8,994,786	$31.59

Options exercisable at June 30	3,541,610	$29.43	2,126,256	$27.31

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the six months
		ended June 30		ended June 30
		2006	2005	2006	2005

Net income (in millions)	As reported	$377.5	$123.2	$488.5	$203.9
	Pro forma	$377.5	$123.0	$488.3	$203.6

(in dollars)

Basic earnings per share	As reported	$2.38	$0.78	$3.08	$1.28
	Pro forma	$2.38	$0.77	$3.08	$1.28

Diluted earnings per share	As reported	$2.36	$0.77	$3.04	$1.27
	Pro forma	$2.36	$0.77	$3.04	$1.27

16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
8	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date was $11.9 million for options issued in the first six months of 2006 (first six months of 2005 – $10.0 million). The weighted average fair value assumptions were approximately:

	For the six months
	ended June 30
	2006	2005

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.07%	3.49%
Expected stock price volatility	22%	24%
Expected annual dividends per share	$0.75	$0.53
Weighted average fair value of options granted during the year	$12.98	$9.65

Total Return Swaps

The Company entered into a Total Return Swap (“TRS”), effective in May 2006, in order to reduce the volatility and total cost to the Company over time of two stock based compensation programs, share appreciation rights (“SAR”) and deferred share units (“DSU”). The value of the TRS derivative is linked to the market value of our stock and is intended to mitigate the impact on expenses of share value movements on SARs and DSUs. “Compensation and Benefits” expense on our Statement of Consolidated Income increased by $8.3 million in the second quarter of 2006 due to unrealized losses for these swaps. These losses substantially offset benefits recognized in the SAR and DSU stock based compensation programs due to fluctuations in share price during the period the TRS was in place.

9	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended June 30, 2006, was $30.3 million (quarter ended June 30, 2005 – $21.0 million) and for the six months ended June 30, 2006, was $61.2 million (six months ended June 30, 2005 – $41.4 million).

10	Significant customers

During the first six months of 2006, one customer comprised 12.1% of total revenue (first six months of 2005 – 14.7%). At June 30, 2006, one customer represented 5.8% of total accounts receivable (June 30, 2005 – 9.2%).

17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
11	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2006, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At June 30, 2006, CPR had multi-year capital commitments of $622.5 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2006 through 2016.

Operating lease commitments

At June 30, 2006, minimum payments under operating leases were estimated at $532.4 million in aggregate, with annual payments in each of the next five years of: remainder of 2006 – $67.2 million; 2007 – $108.8 million; 2008 – $80.0 million; 2009 – $53.9 million; 2010 – $39.2 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $219.3 million at June 30, 2006. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2006, these accruals amounted to $12.7 million.

12	Income tax (benefit) expense

In the second quarter of 2006, federal and provincial legislation was introduced to reduce corporate income tax rates over a period of several years. As a result of these changes, the Company recorded a $176.0 million reduction in future tax liability and income tax expense.

13	(Additions) reductions to investments and other assets

(Additions) reductions to investment and other assets includes the acquisition of $87 million in freight car assets for the six month period ended June 30, 2006 and $66 million for the three month period ended June 30, 2006. These assets were purchased in anticipation of a sale and lease back arrangement with a financial institution.

14	Reclassification

Certain prior period figures have been reclassified to conform with the presentation adopted for the second quarter of 2006.

18

Summary of Rail Data

Second Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%

				Financial (millions, except per share data)

				Revenues
$1,086.4	$1,070.2	$16.2	1.5	Freight revenue	$2,153.6	$2,062.8	$90.8	4.4
44.6	35.7	8.9	24.9	Other revenue	87.9	57.2	30.7	53.7

1,131.0	1,105.9	25.1	2.3		2,241.5	2,120.0	121.5	5.7

				Operating Expenses
321.5	322.2	(0.7)	(0.2)	Compensation and benefits	671.4	653.3	18.1	2.8
160.1	145.2	14.9	10.3	Fuel	318.0	279.7	38.3	13.7
54.5	46.0	8.5	18.5	Materials	112.1	104.8	7.3	7.0
44.4	54.7	(10.3)	(18.8)	Equipment rents	89.0	103.2	(14.2)	(13.8)
117.8	110.7	7.1	6.4	Depreciation and amortization	232.6	220.2	12.4	5.6
150.8	156.0	(5.2)	(3.3)	Purchased services and other	307.4	309.0	(1.6)	(0.5)

849.1	834.8	14.3	1.7		1,730.5	1,670.2	60.3	3.6

281.9	271.1	10.8	4.0	Operating income	511.0	449.8	61.2	13.6

7.7	5.7	2.0	35.1	Other charges	14.5	4.7	9.8	208.5
48.6	53.2	(4.6)	(8.6)	Interest expense	95.9	104.8	(8.9)	(8.5)
65.5	72.2	(6.7)	(9.3)	Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (2)	122.2	115.7	6.5	5.6

160.1	140.0	20.1	14.4	Income before foreign exchange (gains) losses on long-term debt and other specified items (2)	278.4	224.6	53.8	24.0

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
(52.7)	17.0	(69.7)	—	FX on LTD	(46.3)	20.1	(66.4)	—
11.3	(0.2)	11.5	—	Income tax on FX on LTD (3)	12.2	0.6	11.6	—

(41.4)	16.8	(58.2)	—	FX on LTD (net of tax)	(34.1)	20.7	(54.8)	—

				Other specified items
(176.0)	—	(176.0)	—	Income tax benefits due to Federal and Provincial income tax rate reductions	(176.0)	—	(176.0)	—

$377.5	$123.2	$254.3	206.4	Net income	$488.5	$203.9	$284.6	139.6

				Earnings per share (EPS)
$2.38	$0.78	$1.60	205.1	Basic earnings per share	$3.08	$1.28	$1.80	140.6
$2.36	$0.77	$1.59	206.5	Diluted earnings per share	$3.04	$1.27	$1.77	139.4

				EPS before FX on LTD and other specified items (2)
$1.01	$0.88	$0.13	14.8	Basic earnings per share	$1.76	$1.41	$0.35	24.8
$1.00	$0.87	$0.13	14.9	Diluted earnings per share	$1.74	$1.40	$0.34	24.3

158.3	158.9	(0.6)	(0.4)	Weighted average number of shares outstanding (millions)	158.4	158.8	(0.4)	(0.3)

75.1	75.5	(0.4)	—	Operating ratio (4) (%)	77.2	78.8	(1.6)	—

9.8	8.3	1.5	—	ROCE before FX on LTD and other specified items (after tax)(2) (4)(%)	9.8	8.3	1.5	—

37.7	42.1	(4.4)	—	Net debt to net debt plus equity (%)	37.7	42.1	(4.4)	—

$274.2	$265.4	$8.8	3.3	EBIT before FX on LTD and other specified items (2) (4) (millions)	$496.5	$445.1	$51.4	11.5

$392.0	$376.1	$15.9	4.2	EBITDA before FX on LTD and other specified items (2) (4) (millions)	$729.1	$665.3	$63.8	9.6

(1)	Certain comparative period figures have been reclassified to current presentation.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section – “Income Taxes”.

(4)	EBIT: Earnings before interest and taxes.

EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
Operating ratio:	Operating expenses divided by revenues.

19

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%

				Commodity Data

				Freight Revenues (millions)
$206.4	$173.5	$32.9	19.0	- Grain	$417.7	$339.1	$78.6	23.2
143.5	198.7	(55.2)	(27.8)	- Coal	303.7	364.3	(60.6)	(16.6)
105.5	116.9	(11.4)	(9.8)	- Sulphur and fertilizers	198.6	236.2	(37.6)	(15.9)
75.8	86.1	(10.3)	(12.0)	- Forest products	159.2	167.2	(8.0)	(4.8)
150.3	127.2	23.1	18.2	- Industrial and consumer products	298.6	258.1	40.5	15.7
91.9	81.7	10.2	12.5	- Automotive	170.2	151.6	18.6	12.3
313.0	286.1	26.9	9.4	- Intermodal	605.6	546.3	59.3	10.9

$1,086.4	$1,070.2	$16.2	1.5	Total Freight Revenues	$2,153.6	$2,062.8	$90.8	4.4

				Millions of Revenue Ton-Miles (RTM)
7,048	6,160	888	14.4	- Grain	14,522	12,297	2,225	18.1
4,735	6,210	(1,475)	(23.8)	- Coal	9,789	11,938	(2,149)	(18.0)
3,858	5,382	(1,524)	(28.3)	- Sulphur and fertilizers	7,313	10,879	(3,566)	(32.8)
2,264	2,665	(401)	(15.0)	- Forest products	4,698	5,186	(488)	(9.4)
4,162	3,819	343	9.0	- Industrial and consumer products	8,503	7,747	756	9.8
746	658	88	13.4	- Automotive	1,349	1,228	121	9.9
7,055	6,888	167	2.4	- Intermodal	13,782	13,227	555	4.2

29,868	31,782	(1,914)	(6.0)	Total RTMs	59,956	62,502	(2,546)	(4.1)

				Freight Revenue per RTM (cents)
2.93	2.82	0.11	3.9	- Grain	2.88	2.76	0.12	4.3
3.03	3.20	(0.17)	(5.3)	- Coal	3.10	3.05	0.05	1.6
2.73	2.17	0.56	25.8	- Sulphur and fertilizers	2.72	2.17	0.55	25.3
3.35	3.23	0.12	3.7	- Forest products	3.39	3.22	0.17	5.3
3.61	3.33	0.28	8.4	- Industrial and consumer products	3.51	3.33	0.18	5.4
12.32	12.42	(0.10)	(0.8)	- Automotive	12.62	12.35	0.27	2.2
4.44	4.15	0.29	7.0	- Intermodal	4.39	4.13	0.26	6.3
3.64	3.37	0.27	8.0	Freight Revenue per RTM	3.59	3.30	0.29	8.8

				Carloads (thousands)
89.2	79.6	9.6	12.1	- Grain	181.6	155.5	26.1	16.8
68.5	91.0	(22.5)	(24.7)	- Coal	147.2	176.9	(29.7)	(16.8)
41.6	54.0	(12.4)	(23.0)	- Sulphur and fertilizers	80.6	109.5	(28.9)	(26.4)
33.8	40.4	(6.6)	(16.3)	- Forest products	71.4	79.7	(8.3)	(10.4)
80.9	79.9	1.0	1.3	- Industrial and consumer products	160.6	161.5	(0.9)	(0.6)
46.8	44.6	2.2	4.9	- Automotive	89.1	86.6	2.5	2.9
295.5	285.0	10.5	3.7	- Intermodal	577.3	552.3	25.0	4.5

656.3	674.5	(18.2)	(2.7)	Total Carloads	1,307.8	1,322.0	(14.2)	(1.1)

				Freight Revenue per Carload
$2,314	$2,180	$134	6.1	- Grain	$2,300	$2,181	$119	5.5
2,095	2,184	(89)	(4.1)	- Coal	2,063	2,059	4	0.2
2,536	2,165	371	17.1	- Sulphur and fertilizers	2,464	2,157	307	14.2
2,243	2,131	112	5.3	- Forest products	2,230	2,098	132	6.3
1,858	1,592	266	16.7	- Industrial and consumer products	1,859	1,598	261	16.3
1,964	1,832	132	7.2	- Automotive	1,910	1,751	159	9.1
1,059	1,004	55	5.5	- Intermodal	1,049	989	60	6.1
$1,655	$1,587	$68	4.3	Freight Revenue per Carload	$1,647	$1,560	$87	5.6

(1)	Certain comparative period figures have been reclassified to current presentation.

20

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%
				Operations and Productivity
58,099	62,404	(4,305)	(6.9)	Freight gross ton-miles (GTM) (millions)	115,113	120,820	(5,707)	(4.7)
29,868	31,782	(1,914)	(6.0)	Revenue ton-miles (RTM) (millions)	59,956	62,502	(2,546)	(4.1)
16,278	16,680	(402)	(2.4)	Average number of active employees	15,773	16,074	(301)	(1.9)
16,504	16,973	(469)	(2.8)	Number of employees at end of period	16,504	16,973	(469)	(2.8)

1.9	1.9	—	—	FRA personal injuries per 200,000 employee-hours	2.0	2.3	(0.3)	(13.0)
1.9	1.3	0.6	46.2	FRA train accidents per million train-miles	1.6	2.2	(0.6)	(27.3)

2.84	2.63	0.21	8.0	Total operating expenses per RTM (cents)	2.89	2.67	0.22	8.2
1.46	1.34	0.12	9.0	Total operating expenses per GTM (cents)	1.50	1.38	0.12	8.7
0.55	0.52	0.03	5.8	Compensation and benefits expense per GTM (cents)	0.58	0.54	0.04	7.4
3,569	3,741	(172)	(4.6)	GTMs per average active employee (000)	7,298	7,516	(218)	(2.9)

25.0	22.0	3.0	13.6	Average train speed – AAR definition (mph)	25.1	21.9	3.2	14.6
20.2	27.5	(7.3)	(26.5)	Terminal dwell time – AAR definition (hours)	20.7	29.4	(8.7)	(29.6)
134.0	124.3	9.7	7.8	Car miles per car day	133.1	119.8	13.3	11.1
82.4	88.2	(5.8)	(6.6)	Average daily total cars on-line – AAR definition (000)	81.6	87.7	(6.1)	(7.0)

1.19	1.16	0.03	2.6	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.22	1.21	0.01	0.8
69.1	72.1	(3.0)	(4.2)	U.S. gallons of locomotive fuel consumed – total (millions) (2)	140.2	145.7	(5.5)	(3.8)

0.886	0.806	0.080	9.9	Average foreign exchange rate (US$/Canadian$)	0.879	0.810	0.069	8.5
1.129	1.241	(0.112)	(9.0)	Average foreign exchange rate (Canadian$/US$)	1.138	1.234	(0.096)	(7.8)

(1)	Certain comparative period figures have been reclassified to conform with current presentation or have been updated to reflect new information.

(2)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
 21

Canadian Pacific Railway
Management’s Discussion and Analysis
for the three and six months ended June 30, 2006

Business Profile	2
Strategy	2
Additional Information	2
Operating Results	2
Non-GAAP Earnings	4
Lines of Business	5
Volumes	5
Revenues	5
Freight Revenue per Carload	7
Performance Indicators	7
Operating Expenses	8
Other Income Statement Items	10
Changes in Accounting Policy	10
Off-Balance Sheet Arrangements	10
Quarterly Financial Data	11
Liquidity and Capital Resources	12
Balance Sheet	14
Financial Instruments	15
Contractual Commitments	16
Future Trends, Commitments and Risks	16
Critical Accounting Estimates	19
Forward-Looking Information	20
Glossary of Terms	22
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three and six months ended June 30, 2006. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All financial information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in the “Non-GAAP Earnings” section of this MD&A.
July 24, 2006

In this MD&A, “our”, “us”, “we”, “CPR” and “the Company” refer to Canadian Pacific Railway Limited and its subsidiaries. Other terms not defined in the body of this MD&A are defined in the Glossary of Terms.
Business Profile
Canadian Pacific Railway Limited and its subsidiaries operate a transcontinental railway in Canada and the United States and provide logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 13,500 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
Strategy
Our objective is to create long-term value for customers, shareholders and employees primarily by profitably growing within the footprint of our core rail franchise. We seek to accomplish this objective through the following three-part strategy:
i).	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

ii).	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan, and driving more value from existing assets and resources by improving “fluidity”; and

iii).	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
Additional Information
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.
Operating Results
i). Income
Net income for the three months ended June 30, 2006, was $377.5 million, up $254.3 million from $123.2 million for the same period in 2005. Results included a positive adjustment of $176 million to income tax expense as a result of reduced income tax rates and after-tax foreign exchange gains on long-term debt of $41.4 million. Operating income for the second quarter of 2006 was $281.9 million, an increase of $10.8 million from $271.1 million for the same period in 2005. Operating results benefited from improvements in operating performance, which were partially offset by reduced volumes for coal and potash.
The increase in net income and operating income was due mainly to:
•	higher revenues resulting from increased freight rates, including fuel surcharges;

•	cost-reduction programs, stemming in particular from our Integrated Operating Plan (“IOP”), restructuring and co-production initiatives; and

•	gains of $17 million realized on the sale of our Latta subdivision, a rail line between Fayette, near Terre Haute, and Bedford in the State of Indiana (discussed further in this MD&A in the section “Future Trends, Commitments and Risks”).
The increase was partially offset by:
•	reduced revenues, reflecting lower volumes of coal and potash;

•	higher fuel prices; and

•	the impact of inflation on expenses.
Operating income was also reduced by the net effect of the change in the value of the Canadian dollar relative to the U.S. dollar (“Foreign Exchange”) on U.S. dollar-denominated revenues and expenses.
Net income for the six months ended June 30, 2006, was $488.5 million, up $284.6 million from $203.9 million for the same period in 2005. The positive adjustment to income tax expense, which was recorded in the second quarter of 2006, also contributed significantly to the increase in first-half net income, as well as after-tax foreign exchange gains on long-term debt of $34.1 million. Operating income for the first six months of 2006 was $511.0 million, an increase of $61.2 million from $449.8 million for the same period in 2005. The growth was driven by and partially offset by the same circumstances responsible for the second-quarter results, with the additional offsets of increased costs for compensation and benefits, and amortization and depreciation (discussed further in this MD&A in the section “Operating Expenses”).

Fuel prices were significantly higher in the second quarter and first six months of 2006 than in the same periods of 2005. We continued to mitigate the impact of high prices with fuel surcharges and hedging. More than three-quarters of our fuel price increase was recovered as a result of these programs.
ii). Diluted Earnings Per Share
Diluted earnings per share (“EPS”) increased by $1.59 in second-quarter 2006, generating per share earnings of $2.36, compared with $0.77 in the same period of 2005. Diluted EPS increased $1.77 in the first six months of 2006, generating per share earnings of $3.04, compared with $1.27 in the same period of 2005. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period. There was a positive impact on diluted EPS in the second quarter and first six months of 2006 resulting from a reduction in the number of shares outstanding as shares were cancelled through our share repurchase plan under a normal course issuer bid (discussed further in this MD&A under the sub-heading “Share Capital” in the section “Balance Sheet”).
iii). Operating Ratio
Our operating ratio was 75.1% in the second quarter of 2006, an improvement of 0.4 percentage points from 75.5% in the same period of 2005. This ratio was 77.2% in the first half of 2006, an improvement of 1.6 percentage points from 78.8% for first-half 2005 The operating ratio, which excludes other specified items (discussed further in this MD&A under the sub-heading “Other Specified Items”), provides the percentage of revenues used to operate the railway. A lower percentage indicates higher efficiency.
iv). Effect of Foreign Exchange on Earnings

Favourable (unfavourable) effect on earnings	For the three	For the six
due to the change in Foreign Exchange	months ended	months ended
(in millions, except foreign exchange rate)	June 30	June 30
(unaudited)	2006 vs. 2005

Average quarterly foreign exchange rate	$1.13 vs. $1.24	$1.14 vs. $1.23

Freight revenues
Grain	$(7)	$(13)
Coal	(2)	(4)
Sulphur and fertilizers	(3)	(5)
Forest products	(6)	(9)
Industrial and consumer products	(8)	(14)
Automotive	(5)	(8)
Intermodal	(7)	(12)
Other revenues	(1)	(1)

Total effect	(39)	(66)

Operating expenses
Compensation and benefits	7	13
Fuel	10	16
Materials	1	2
Equipment rents	5	7
Depreciation and amortization	1	3
Purchased services and other	5	8

Total effect	29	49

Effect on operating income	(10)	(17)

Other expenses
Other charges	—	—
Interest expense	4	6
Income tax expense, before FX on LTD(1)	2	4

Effect on income, before FX on LTD(1)	$(4)	$(7)

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the “Non-GAAP Earnings” section of this MD&A.
Fluctuations in Foreign Exchange were significant year over year, as the Canadian dollar strengthened against the U.S. dollar by approximately 9% in the second quarter of 2006 and 8% in the first six months of 2006. The average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.13 in second-quarter 2006 from $1.24 in the second quarter of 2005, and decreased to $1.14 in the first six months of 2006 from $1.23 in the same period of 2005. The adjoining table shows the approximate effect of the change in Foreign Exchange on our revenues, expenses and income before foreign exchange gains and losses on long-term debt (“FX on LTD”). This analysis does not include the effects of the change in Foreign Exchange on balance sheet accounts or on foreign exchange hedging activity.
On average, a $0.01 strengthening (or weakening) in the Canadian dollar reduces (or increases) annual operating income by approximately $3 million to $4 million. Foreign Exchange fluctuations reduced operating income by $10 million in second-quarter 2006 and $17 million in the first six months of 2006, compared with the same periods of 2005, as illustrated in the adjoining table. From time to time, we use foreign exchange forward contracts to partially hedge the effects on our business of Foreign Exchange transaction gains and losses and other economic factors. In addition, we have designated a portion of our U.S. dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further in this MD&A in the section “Financial Instruments”.

Non-GAAP Earnings

Summarized statement of consolidated income	For the three months		For the six months
(reconciliation of non-GAAP earnings to GAAP earnings)	ended June 30		ended June 30
(in millions, except EPS) (unaudited)	2006	2005	2006	2005

Revenues	$1,131.0	$1,105.9	$2,241.5	$2,120.0
Operating expenses	849.1	834.8	1,730.5	1,670.2

Operating income	281.9	271.1	511.0	449.8

Other charges	7.7	5.7	14.5	4.7
Interest expense	48.6	53.2	95.9	104.8
Income tax expense, before income tax on FX on LTD and other specified item(1)	65.5	72.2	122.2	115.7

Income, before FX on LTD and other specified item(1)	160.1	140.0	278.4	224.6

Foreign exchange (gains) losses on long-term debt
FX on LTD – (gains) losses	(52.7)	17.0	(46.3)	20.1
Income tax expense (benefit) on FX on LTD	11.3	(0.2)	12.2	0.6

FX on LTD (net of tax)	(41.4)	16.8	(34.1)	20.7
Other specified item
Income tax benefits due to tax rate reductions	(176.0)	—	(176.0)	—

Net income	$377.5	$123.2	$488.5	$203.9

Diluted EPS, before FX on LTD and other specified item(1)	$1.00	$0.87	$1.74	$1.40
Diluted EPS, related to FX on LTD (net of tax)	0.27	(0.10)	0.21	(0.13)
Diluted EPS, related to other specified item (net of tax)	1.09	—	1.09	—

Diluted EPS, as determined by GAAP	$2.36	$0.77	$3.04	$1.27

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and the other specified item are described in this section of the MD&A.
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses. The adjoining table details a reconciliation of income, before FX on LTD, to net income, as presented in the financial statements. Free cash excludes cash provided by or used in financing activities but is after payment of dividends. Free cash is discussed further in the “Liquidity and Capital Resources” section of this MD&A.
Earnings that exclude FX on LTD and other specified items, and free cash as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.
➢	Foreign Exchange Gains and Losses on Long-Term Debt
Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. Income before FX on LTD, disclosed in the table above, excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. For every $0.01 the Canadian dollar strengthens (or weakens) relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain (or loss) of approximately $10 million, net of hedging.
We calculate FX on LTD using the difference in foreign exchange rates at the beginning and at the end of each reporting period. There were foreign exchange gains on LTD in the second quarter of 2006 as the Canadian dollar strengthened relative to the U.S. dollar on June 30, 2006 (rate of $1.1162 ), compared with the rate on March 31, 2006 (rate of $1.1680). There were also foreign exchange gains on LTD in the first six months of 2006 as the Canadian dollar strengthened relative to the U.S. dollar on June 30, 2006, compared with the rate of $1.1630 on December 31,2005.
Foreign exchange gains on LTD (before tax) were $52.7 million in the second quarter and $46.3 million in the first half of 2006, compared with foreign exchange losses on LTD (before tax) of $17.0 million in the second quarter and $20.1 million in the first six months of 2005.
Income tax expense (or benefit) related to FX on LTD capital gains is discussed further in this MD&A under the sub-heading “Income Taxes” in the section “Other Income Statement Items”.

➢	Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. There was one other specified item in the first half of 2006, which occurred in the second quarter. There were no other specified items in the first half of 2005.
•	In the second quarter of 2006, the Government of Canada and the governments of the provinces of Alberta, Saskatchewan and Manitoba introduced legislation to reduce corporate income tax rates over a period of several years. We recorded a future income tax benefit of $176 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.
Lines of Business
Volumes

	For the three months		For the six months
Volumes	ended June 30		ended June 30
(unaudited)	2006	2005	2006	2005

Carloads (in thousands)
Grain	89.2	79.6	181.6	155.5
Coal	68.5	91.0	147.2	176.9
Sulphur and fertilizers	41.6	54.0	80.6	109.5
Forest products	33.8	40.4	71.4	79.7
Industrial and consumer products	80.9	79.9	160.6	161.5
Automotive	46.8	44.6	89.1	86.6
Intermodal	295.5	285.0	577.3	552.3

Total carloads	656.3	674.5	1,307.8	1,322.0

Revenue ton-miles (in millions)
Grain	7,048	6,160	14,522	12,297
Coal	4,735	6,210	9,789	11,938
Sulphur and fertilizers	3,858	5,382	7,313	10,879
Forest products	2,264	2,665	4,698	5,186
Industrial and consumer products	4,162	3,819	8,503	7,747
Automotive	746	658	1,349	1,228
Intermodal	7,055	6,888	13,782	13,227

Total revenue ton-miles	29,868	31,782	59,956	62,502

In the second quarter of 2006, volumes, as measured by total carloads, decreased by 18 thousand, or 3%, while total revenue ton-miles (“RTM”) decreased by 1,914 million, or 6%, compared with the same period in 2005. In the first half of 2006, volumes, as measured by total carloads, decreased by 14 thousand, or 1%, while total RTMs decreased by 2,546 million, or 4%, compared with the same period in 2005. The decrease was due mainly to a decline in demand in our customers’ markets for coal and potash, and the sale of two CPR track lines.
Growth in our grain, intermodal, and industrial and consumer products volumes almost offset the reduction in RTMs and carloads of coal and potash.
Revenues
Our revenues are derived primarily from transporting freight. Other revenues are generated mainly from leasing certain assets, switching fees, land sales and income from business partnerships.

Revenues	For the three months		For the six months
(in millions)	ended June 30		ended June 30
(unaudited)	2006	2005	2006	2005

Grain	$206.4	$173.5	$417.7	$339.1
Coal	143.5	198.7	303.7	364.3
Sulphur and fertilizers	105.5	116.9	198.6	236.2
Forest products	75.8	86.1	159.2	167.2
Industrial and consumer products	150.3	127.2	298.6	258.1
Automotive	91.9	81.7	170.2	151.6
Intermodal	313.0	286.1	605.6	546.3

Total freight revenues	$1,086.4	$1,070.2	$2,153.6	$2,062.8
Other revenues	44.6	35.7	87.9	57.2

Total revenues	$1,131.0	$1,105.9	$2,241.5	$2,120.0

Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel surcharges billed to our customers. Freight revenues grew $16.2 million, or 2%, in the second quarter of 2006, compared with second-quarter 2005. Freight revenues increased $90.8 million, or 4%, in the first half of 2006, compared with the same period in 2005.
Higher freight rates drove up freight revenues in the majority of our business lines, including significant revenue increases in the grain, intermodal, and industrial and consumer products businesses. However, there was also a considerable offsetting impact from lower volumes of coal and potash as our customers experienced a decline in demand in these markets. Freight revenue increases were also partially offset by the change in Foreign Exchange, which had negative impacts of approximately $39 million in the second quarter of 2006 and $66 million in the first six months of 2006, compared with the same periods of 2005. In addition, the decline in coal revenues in the first half of 2006 reflected a positive adjustment of $23 million in the first quarter of 2005 related to services provided to our main coal customer in 2004.

Fuel surcharges in the second quarter and first half of 2006 and 2005 reflected price increases for West Texas Intermediate (“WTI”), heating oil, and the retail and wholesale price of diesel for vehicles. We recovered more than three-quarters of our fuel price increase in these periods through surcharge revenues (which are included in freight revenues) and the benefits of hedging.
On May 26, 2006, the U.S. Surface Transportation Board approved the sale of our Latta subdivision to Indiana Rail Road Co. (discussed further in this MD&A in the section “Future Trends, Commitments and Risks”). The annual impact on our volumes is expected to be a decrease of approximately 54,000 carloads. This sale is not expected to materially affect our financial results on an annual basis.
At June 30, 2006, one customer comprised 12.1% of total year-to-date revenues and 5.8% of our total accounts receivable. At June 30, 2005, one customer comprised 14.7% of total year-to-date revenues and 9.2% of our total accounts receivable.
➢	Grain
Grain revenues for the second quarter of 2006 were $206.4 million, an increase of $32.9 million from $173.5 million for the same period of 2005. Grain revenues for the first six months of 2006 were $417.7 million, an increase of $78.6 million from $339.1 million for the same period of 2005. The increase was due to:
•	higher volumes as a result of a larger harvest;

•	improved crop quality, increased export volumes and strong worldwide demand for Canadian and U.S. grain; and

•	higher freight rates.
The revenue increase was partially offset by the effect of the change in Foreign Exchange.
➢	Coal
Coal revenues in second-quarter 2006 were $143.5 million, a decrease of $55.2 million from $198.7 million for the same period of 2005. Coal revenues for the first six months of 2006 were $303.7 million, a decrease of $60.6 million from $364.3 million for the first half of 2005. The decline in the second quarter of 2006 was caused by a decrease in coal volumes as a result of reduced export sales. In addition to reduced export sales, the year-to-date decrease was caused by a positive adjustment of $23 million in the first half of 2005 for services provided to our main coal customer in 2004.
➢	Sulphur and Fertilizers
Revenues from sulphur and fertilizers for the second quarter of 2006 were $105.5 million, a decrease of $11.4 million from $116.9 million for the same period of 2005. Revenues for the first half of 2006 were $198.6 million, a decrease of $37.6 million from $236.2 million for the same six months of 2005. The decline was due to:
•	lower export potash shipments caused by ongoing global price negotiations;

•	lower North American demand for potash due to high product prices; and

•	the effect of the change in Foreign Exchange.
The volume decrease was partially offset by higher freight rates.
➢	Forest Products
Forest products revenues for second-quarter 2006 were $75.8 million, a decrease of $10.3 million from $86.1 million in second-quarter 2005. Revenues for the first six months of 2006 were $159.2 million, a decrease of $8.0 million from $167.2 million for the same period of 2005. The decrease was due to the effect of the change in Foreign Exchange and reduced volumes as a result of shutdowns at customer facilities, partially offset by higher freight rates. The strengthening Canadian dollar has had a negative impact on the competitiveness of the Canadian forest products industry, resulting in the shutdowns.
➢	Industrial and Consumer Products
Industrial and consumer products revenues for the second quarter of 2006 were $150.3 million, an increase of $23.1 million from $127.2 million in the same period of 2005. Revenues for the first six months of 2006 were $298.6 million, an increase of $40.5 million from $258.1 million for the same period of 2005. The increase was caused by:
•	higher freight rates; and

•	strong demand for steel, energy products and aggregates, driven by Alberta oilsands activity.
The higher revenues were partially offset by the effect of the change in Foreign Exchange.
➢	Automotive
Automotive revenues for second-quarter 2006 were $91.9 million, an increase of $10.2 million from $81.7 million for the second quarter of 2005. Revenues for the first half of 2006 were $170.2 million, an increase of $18.6 million from $151.6 million for the same period of 2005. The increase was due primarily to:
•	higher freight rates;

•	increased volumes of imported vehicles; and

•	growth in long-haul traffic.
These increases were partially offset by the effect of the change in Foreign Exchange.

➢ Intermodal
Intermodal revenues for the second quarter of 2006 were $313.0 million, an increase of $26.9 million from $286.1 million in second-quarter 2005. Revenues for the first six months of 2006 were $605.6 million, an increase of $59.3 million from $546.3 million for the first half of 2005.
International intermodal revenues increased as a result of higher freight rates and container volume growth at the ports of Vancouver and Montreal driven by strong global trade. These increases were partially offset by the effect of the change in Foreign Exchange.
Revenue growth in domestic intermodal was due to increased volumes in the retail sector and higher freight rates.
Other Revenues
Other revenues for the second quarter of 2006 were $44.6 million, an increase of $8.9 million from $35.7 million for second-quarter 2005. Other revenues for year-to-date 2006 were $87.9 million, an increase of $30.7 million from $57.2 million for the same period of 2005. Other revenues increased in the second quarter and the first six months due to a gain of approximately $17 million realized from the sale of our Latta subdivision (discussed further in the section “Future Trends, Commitments and Risks”). In addition, revenue growth during the six-month period reflected increased land sales, in particular, the sale of a property to a university in Montreal.
Freight Revenue per Carload

	For the three months		For the six months
Freight revenue per carload	ended June 30		ended June 30
($) (unaudited)	2006	2005	2006	2005

Total freight revenue per carload	$1,655	$1,587	$1,647	$1,560

Grain	2,314	2,180	2,300	2,181
Coal	2,095	2,184	2,063	2,059
Sulphur and fertilizers	2,536	2,165	2,464	2,157
Forest products	2,243	2,131	2,230	2,098
Industrial and consumer products	1,858	1,592	1,859	1,598
Automotive	1,964	1,832	1,910	1,751
Intermodal	1,059	1,004	1,049	989
Total freight revenue per carload increased $68, or 4%, in the second quarter of 2006 and $87 or 6% in the first half of 2006, compared with the same periods of 2005.
The increase was due to higher freight rates, which more than offset the negative effect of the change in Foreign Exchange.
Performance Indicators
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in the Glossary of Terms at the end of this MD&A.

	For the three months		For the six months
Performance indicators(1)	ended June 30		ended June 30
(unaudited)	2006	2005	2006	2005

Safety indicators
FRA personal injuries per 200,000 employee-hours	1.9	1.9	2.0	2.3
FRA train accidents per million train-miles	1.9	1.3	1.6	2.2
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	58,099	62,404	115,113	120,820
Car miles per car day	134.0	124.3	133.1	119.8
U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.19	1.16	1.22	1.21
Terminal dwell (hours)	20.2	27.5	20.7	29.4
Average train speed (miles per hour)	25.0	22.0	25.1	21.9
Number of active employees – end of period	16,504	16,973	16,504	16,973
Freight revenue per RTM (cents)	3.64	3.37	3.59	3.30

(1)	Train-miles, average train weights, and miles of road operated at the end of the period are no longer reported as we no longer consider these to be the main drivers for managing our operating costs.
Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
•	The FRA personal injury rate per 200,000 employee-hours was 1.9 in the second quarter of 2006, unchanged from the same period of 2005. The rate was 2.0 for the first six months of 2006, a 13% improvement compared with the same period of 2005. New safety rules, including changes in procedures used by train crew personnel to get on and off trains, contributed to the improvement in personal safety in the first half of 2006.
•	The FRA train accident rate was 1.9 per million train-miles in the second quarter of 2006, an increase of 46% over the same period of 2005. The increase was caused mainly by higher incidents of track and equipment failures. On a year-to-date basis, our train accident rate improved 27% to 1.6, reflecting fewer small incidents as well as reduced track and equipment failures.

Efficiency and Other Indicators
•	Terminal dwell, the average time a freight car resides in a terminal, decreased 27% in the second quarter of 2006 and 30% in the first half of 2006, compared with the same periods of 2005. The improvement was largely due to the successful adherence to our IOP to assemble trains more quickly by minimizing the number of times cars are handled, and to better processes within our yards. Reducing the time trains spend waiting in terminals also enabled us to decrease our fleet of freight cars used during the periods.

•	Average train speed increased 14% in the second quarter of 2006 and 15% in the first half of 2006, compared with the same periods in 2005. Trains made fewer stops and were able to move at faster speeds for longer distances as a result of our expanded track capacity in western Canada, adhering to our IOP and co-production agreements with other railroads that allow us to move trains more efficiently. Trains speeds also increased as a result of transporting lower bulk volumes, which move in heavy trains that travel more slowly.

•	GTMs declined 7% in second-quarter 2006 and 5% in the first six months of 2006, compared with the same periods in 2005. The decreases were mainly due to lower coal and potash volumes. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and crew costs.

•	Car miles per car day increased 8% in second-quarter 2006 and 11% in the first six months of 2006, compared with the same periods in 2005. The improvement was due to more efficient movement of traffic over our network, enabling a reduction in rail car fleet size.

•	U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity increased 3% in the second quarter of 2006 and 1% in the first half of 2006, compared with the same periods in 2005. The increase reflected a decrease in bulk freight, which consumes fuel at a lower rate than other types of freight. The increases were partially offset by increased utilization of fuel-efficient locomotives, improved execution of our IOP and successful fuel-conservation efforts (discussed under the sub-heading “Crude Oil Prices” in the section “Future Trends, Commitments and Risks” in this MD&A). Mild winter weather also helped to reduce fuel consumption in the first half of 2006.

•	The number of active employees at June 30, 2006, decreased 3% compared with the number at June 30, 2005. The decrease was due mainly to job reductions made under restructuring initiatives (discussed under the sub-heading “Restructuring” in the section “Future Trends, Commitments and Risks” in this MD&A). Approximately 13% of employees were working on capital projects at June 30, 2006, unchanged from the percentage at June 30, 2005.

•	Freight revenue per RTM increased 8% in the second quarter of 2006 and 9% in the first six months in 2006, compared with the same periods of 2005. The increases were due to higher freight rates, partially offset by the negative effect of the change in Foreign Exchange. In addition, during the second quarter of 2006 we transported relatively more Intermodal and Automotive freight, which generates higher revenue per RTM than bulk freight.

	For the three months ended June 30				For the six months ended June 30
Operating expenses	2006		2005		2006		2005
(in millions)		% of		% of		% of		% of
(unaudited)	Expense	revenue	Expense	revenue	Expense	revenue	Expense	revenue

Compensation and benefits	$321.5	28.5	$322.2	29.1	$671.4	29.9	$653.3	30.8
Fuel	160.1	14.2	145.2	13.1	318.0	14.2	279.7	13.2
Materials	54.5	4.8	46.0	4.2	112.1	5.0	104.8	4.9
Equipment rents	44.4	3.9	54.7	5.0	89.0	4.0	103.2	4.9
Depreciation and amortization	117.8	10.4	110.7	10.0	232.6	10.4	220.2	10.4
Purchased services and other	150.8	13.3	156.0	14.1	307.4	13.7	309.0	14.6

Total	$849.1	75.1	$834.8	75.5	$1,730.5	77.2	$1,670.2	78.8

Operating Expenses
Operating expenses were $849.1 million in the second quarter of 2006, up $14.3 million from $834.8 million in the same period of 2005. Operating expenses were $1,730.5 million in the first six months of 2006, an increase of $60.3 million from $1,670.2 million in the same period of 2005.
The increase was mainly due to higher fuel costs. In addition, there was a decrease in bulk freight, which generates lower handling costs. The increase in expenses was partially offset by improved operating efficiencies, cost-containment initiatives, lower GTMs, a favourable Foreign Exchange impact, and mild winter weather. The change in Foreign Exchange reduced operating expenses by approximately $29 million and $49 million in second-quarter and first-half 2006, respectively. In addition, higher fuel costs are largely recovered in revenue from fuel surcharges.

➢ Compensation and Benefits
Compensation and benefits expense was $321.5 million in second-quarter 2006, relatively unchanged from $322.2 million in the same period of 2005. The expense was $671.4 million in the first six months of 2006, an increase of $18.1 million from $653.3 million in the same period of 2005. Compensation and benefits expense in both periods was negatively affected by the impact of inflation and increased pension costs. The increase in the first half of 2006 reflected higher costs associated with employee incentive compensation (discussed further under the sub-heading “Stock Prices” in the section “Future Trends, Commitments and Risks”) driven by the effect of increased share prices on stock-based compensation.
The increases were partially offset by:
•	reduced costs as a result of lower freight volumes and restructuring initiatives (discussed further under the sub-heading “Restructuring” in the section “Future Trends, Commitments and Risks”);

•	savings realized from efficiencies gained through our IOP (discussed further in the section “Future Trends, Commitments and Risks”);

•	a favourable adjustment to restructuring accruals in the second quarter of 2006; and

•	the positive impact of the change in Foreign Exchange.
➢ Fuel
Fuel expense was $160.1 million in the second quarter of 2006, an increase of $14.9 million from $145.2 million in second-quarter 2005. The expense was $318.0 million in the first half of 2006, an increase of $38.3 million from $279.7 million in the same period of 2005. The increase in the second quarter and first half of 2006 was due to higher crude oil prices and refining charges, partially offset by the effect of the change in Foreign Exchange and reduced workload, as measured by GTMs.
Fuel price increases are also mitigated by our fuel surcharge program (discussed in this MD&A under the sub-heading “Freight Revenues” in the section “Lines of Business”).
➢ Materials
Materials expense was $54.5 million in the second quarter of 2006, an increase of $8.5 million from $46.0 million in the same period of 2005. The expense was $112.1 million in the first six months of 2006, an increase of $7.3 million from $104.8 million in the same period of 2005. The increase in the second quarter and first half of 2006 was due mainly to:
•	higher cost of materials for freight car and locomotive repairs and train servicing, particularly with freight car wheel replacement; and

•	favourable adjustments taken in the second quarter of 2005 for a recovery from a supplier of costs to repaint freight cars and for a price amendment from another supplier.
The increase in the first six months of 2006 was partially offset by an unfavourable inventory adjustment in the first quarter of 2005.
➢ Equipment Rents
Equipment rents expense was $44.4 million in second-quarter 2006, a decrease of $10.3 million from $54.7 million in the second quarter of 2005. The expense was $89.0 million in the first half of 2006, a decrease of $14.2 million from $103.2 million in the same period of 2005. The decrease in the second quarter and first half of 2006 was due mainly to:
•	more efficient movement of traffic over our network, which decreased our need to rent locomotives and freight cars, reducing equipment rental payments to other railways; and

•	the effect of the change in Foreign Exchange.
These decreases were partially offset by lower receipts from other railways and customers for the use of our freight cars. In addition, the decrease in the first half of 2006 was further offset by favourable adjustments in the first quarter of 2005 for freight car rentals pertaining to prior periods.
➢ Depreciation and Amortization
Depreciation and amortization expense was $117.8 million in the second quarter of 2006, an increase of $7.1 million from $110.7 million in the same period of 2005. The expense was $232.6 million in the first six months of 2006, an increase of $12.4 million from $220.2 million in the same period of 2005. The increase in the second quarter and first half of 2006 was due largely to additions to capital assets for track and locomotives, including our Western Canada expansion, partially offset by the effect of the change in Foreign Exchange and asset retirements.
➢ Purchased Services and Other
Purchased services and other expense was $150.8 million in the second quarter of 2006, a decrease of $5.2 million from $156.0 million in the same period of 2005. The expense was $307.4 million in the first six months of 2006, a decrease of $1.6 million from $309.0 million in the same period of 2005. The improvement was due largely to lower joint-facility inter-railway expenditures stemming mainly from our co-production initiatives, adhering to our IOP and our track capacity expansion in Western Canada.

Other Income Statement Items
➢ Other Charges
Other charges were $7.7 million in the second quarter of 2006, an increase of $2.0 million from $5.7 million in the same period of 2005 and were $14.5 million in the first half of 2006, an increase of $9.8 million from $4.7 million in the same period of 2005. The increase was due mainly to a gain realized in the first quarter of 2005 when interest rate locks were settled, and to the effect of the change in Foreign Exchange on working capital accounts.
➢ Interest Expense
Interest expense was $48.6 million in the second quarter of 2006, a decrease of $4.6 million from $53.2 million in second-quarter 2005. The expense was $95.9 million in the first six months of 2006, a decrease of $8.9 million from $104.8 million in the first six months of 2005.
Interest expense decreased due to the positive effect of the change in Foreign Exchange and the retirement of $250-million Medium Term Notes in June 2005. The improvements were partially offset by higher interest charges on variable-interest rate debt tied to the London Interbank Offered Rate (“LIBOR”), which increased in the period.
➢ Income Taxes
There was a benefit for income taxes of $99.2 million in the second quarter of 2006, compared with income tax expense of $72.0 million in the same three months of 2005. The benefit in the first six months of 2006 was $41.6 million, compared with income tax expense of $116.3 million in the same period of 2005. The recoveries were mainly due to a positive adjustment taken in the second quarter of 2006 (described below), partially offset by an increase in taxes as a result of higher income.
The effective income tax rate for second-quarter 2006 was -35.7% and -9.3% for the first half of 2006, compared with 36.9% and 36.3% for the same periods in 2005, respectively. The normalized rate (income tax rate based on income adjusted for FX on LTD and the other specified item) was 29.0% for second-quarter 2006 and 30.5% for the first half of 2006, compared with 34.0% for each of the same periods in 2005. The reduction in our tax rates is due to changes in Canadian federal and provincial corporate income tax rates (discussed below) and tax planning initiatives.
In the second quarter of 2006, the Government of Canada and the governments of the provinces of Alberta, Saskatchewan and Manitoba introduced legislation to reduce corporate income tax rates over a period of several years. We recorded a future income tax benefit of $176 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.
We expect a normalized 2006 income tax rate of between 30% and 32%.
In recent years, we have utilized non-capital tax loss carryforwards to offset current taxable income. We anticipate that these non-capital tax loss carryforwards will be exhausted during 2006 and we will have an increase in our cash tax payments in future years.
Beginning in the fourth quarter of 2005, certain capital losses were no longer available to offset capital gains arising from FX on LTD and other capital transactions. Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense.
Also as a result of this review, the income tax associated with FX on LTD decreased by $1.1 million in the second quarter of 2006 and increased by $1.3 million year to date. The income tax expense, before income tax on FX on LTD, was increased in second-quarter 2006 and reduced in first-half 2006 by the same amounts. This reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other realized capital transactions, which are included in income tax expense, before income tax on FX on LTD. With this reclassification, the tax benefit of these losses is matched to the transactions that utilize them.
Changes in Accounting Policy
There have been no accounting policy changes other than those disclosed in our MD&A for the year ended December 31, 2005, and for the first quarter of 2006.
Off-Balance Sheet Arrangements
The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2005, and for the first quarter of 2006 remains substantially unchanged, except for the following recent developments:
Sale of Accounts Receivable
At June 30, 2006, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $120.0 million (June 30, 2005 — $120.0 million). Losses of $1.2 million on the securitization program in the second quarter in 2006 (second-quarter 2005 – losses of $0.9 million) and losses of $2.3 million in the first half of 2006

(first-half 2005 – losses of $1.8 million) were included in “Other Charges” on our Statement of Consolidated Income. We provide a credit enhancement amount to absorb all credit losses. The trust has no recourse to the co-ownership interest in receivables that we retain, other than in respect of the credit enhancement amount. This amount was recognized as a retained interest. The fair value of the retained interest at June 30, 2006, was approximately 19% of receivables sold, or $23 million (June 30, 2005 – approximately 15%, or $18.0 million) and was included in “Accounts Receivable and Other Current Assets” on our Consolidated Balance Sheet. The fair value of the retained interest approximated its carrying value as a result of the short collection cycle of the receivables and expected credit losses amounting to less than 0.05% of total receivables. Proceeds from collections reinvested in the accounts receivable securitization program were $359.4 million for the second quarter of 2006 and $726.5 million for the first half of 2006. We have complied with all termination tests during the program.
Quarterly Financial Data

Quarterly Financial Data	For the quarter ended
(in millions, except per share data)	2006		2005				2004
(unaudited)	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30

Total revenue(1)	$1,131.0	$1,110.5	$1,166.9	$1,104.7	$1,105.9	$1,014.1	$1,021.9	$989.7
Operating income(1)	$281.9	$229.1	$258.0	$283.3	$271.1	$178.7	$161.1	$218.9
Net income(1)	$377.5	$111.0	$135.4	$203.6	$123.2	$80.7	$129.3	$176.5
Operating income, before other specified items(2)	$281.9	$229.1	$302.2	$249.4	$271.1	$178.7	$233.0	$218.9
Income, before FX on LTD and other specified items(2)	$160.1	$118.3	$168.8	$134.9	$140.0	$84.6	$116.3	$103.8

Basic earnings per share(1)	$2.38	$0.70	$0.86	$1.29	$0.78	$0.51	$0.81	$1.11
Diluted earnings per share(1)	$2.36	$0.69	$0.85	$1.27	$0.77	$0.50	$0.81	$1.11
Diluted earnings per share, before FX on LTD and other specified items(2)	$1.00	$0.74	$1.06	$0.84	$0.87	$0.53	$0.73	$0.65

(1)	This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the “Non-GAAP Earnings” section of this MD&A. A reconciliation of income and EPS, before FX on LTD and other specified items, to net income and EPS, as presented in the financial statements is provided in the “Non-GAAP Earnings” section. This information is in Canadian dollars.
➢	Quarterly Trends
Volumes of, and therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Fertilizer revenues were lower than normal in the first half of 2006 as third-party negotiations caused a delay in potash shipments to China.
Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. However, mild weather in the first quarter of 2006 helped to reduce the negative impact of winter on both revenues and expenses. During the first and second quarters of 2005, a total of $23 million in additional revenues was recorded as a result of an agreement reached with our largest coal shipper. Operating and net income also increased in these two quarters of 2005 as a result of the additional revenues.
Net income is also influenced by seasonal fluctuations in customer demand, weather-related costs, FX on LTD, and other specified items.
Reduced income tax expense contributed significantly to an increase in net income in the second quarter of 2006. The Government of Canada and several provincial governments reduced their corporate income tax rates (discussed further under the sub-heading “Income Taxes” in the section “Other Income Statement Items”). We recorded a future income tax benefit of $176 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.
Operating and net income in 2005 were influenced by two other specified items:
•	A special charge taken in the fourth quarter of 2005 for a new restructuring initiative to reduce management and administrative costs. The special charge reduced net income by $28.3 million and operating income by $44.2 million.

•	A reduction, taken in the third quarter of 2005, to a special charge originally taken in the fourth quarter of 2004 to cover environmental clean-up costs. The reduction, which was the result of a binding settlement with another responsible party, increased net income by $20.6 million and operating income by $33.9 million.

Operating and net income in the fourth quarter of 2004 were also influenced by two other specified items:
•	A special charge to reflect the estimated costs to clean up environmental contamination at a property in the U.S. The special charge reduced fourth-quarter 2004 net income by $55.2 million and operating income by $90.9 million.

•	A favourable adjustment recorded in fourth-quarter 2004 reflected a reduction to a labour liability included in a special charge originally taken in the second quarter of 2003. The reduction, which was to the portion of the labour liability to be incurred in restructuring our northeastern U.S. operations, increased fourth-quarter net income by $12.4 million and operating income by $19.0 million.
Liquidity and Capital Resources
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in the section “Contractual Commitments” and in the section “Future Trends, Commitments and Risks” under the sub-heading “Financial Commitments”. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
➢	Operating Activities
Cash provided by operating activities was $282.4 million in the second quarter of 2006, a decrease of $66.9 million from $349.3 million in the same period of 2005. Cash provided by operating activities was $456.7 million in the first six months of 2006, an increase of $19.2 million from $437.5 million in the same period of 2005.
The decrease in the second quarter of 2006, compared with the same period in 2005, was largely due to:
•	an increase in inventory purchases, mainly for track materials and fuel; and

•	cash received in the second quarter of 2005 from resolution of a dispute with a customer.
In the first half of 2006, compared with the same period in 2005, higher income more than offset the above-mentioned decreases and higher restructuring payments and seasonal reductions in accounts payable.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
➢	Investing Activities
Cash used in investing activities was $165.0 million in the second quarter of 2006, a decrease of $29.9 million from $194.9 million in the same period of 2005. Cash used in investing activities was $372.1 million in the first half of 2006, an increase of $26.3 million from $345.8 million in the same period of 2005. Cash used in investing activities decreased in the second quarter of 2006, compared with second-quarter 2005, mainly as a result of:
•	proceeds from the sale of our Latta subdivision;

•	reduced capital spending in 2006, compared with 2005 when capacity on our track in western Canada was expanded; and

•	lower capital spending arising from a mild winter that allowed capital work in the first quarter that would normally take place in the second quarter when weather conditions are milder.
Theses decreases were partially offset by purchases of freight cars, which we intend to sell to and lease back from a financial institution under an operating lease at a later date. In the first half of 2006, the freight car purchases more than offset the proceeds from the sale of our Latta subdivision.
Capital spending in 2006 is projected to be between $810 million and $825 million. Our 2006 capital spending outlook assumes capital additions will decrease in 2006, as track-related investments return to a more normal level following the completion in 2005 of the capacity expansion. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (discussed further in the “Forward-Looking Information” section of this MD&A).
We intend to finance capital expenditures with cash from operations but may partially finance these expenditures with new debt, if required. Our decision whether to finance equipment acquisitions through debt will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain a net-debt to net-debt-plus-equity ratio (discussed in this section under the sub-heading “Financing Activities”) that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing interest rate environment.

➢	Financing Activities
Cash used in financing activities was $120.6 million in the second quarter of 2006, compared with $297.2 million in the same period of 2005. Cash used in financing activities was $162.1 million in the first half of 2006, compared with $313.0 million in the same period of 2005. The decreased use of cash was due to:
•	the repayment in the second quarter of 2005 of our 7.2% $250-million Medium Term Notes;

•	increased proceeds from the issue of shares for stock options exercised in the second quarter and first six months of 2006; and

•	was partially offset by higher payments made in both the second quarter and first half of 2006 to buy back more shares through our share repurchase program under a normal course issuer bid (discussed further under the sub-heading “Share Capital” in the section “Balance Sheet”).
We have available, as sources of financing, unused credit facilities of up to $520.0 million, as well as an uncommitted amount of US$15.0 million. Our unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB(high)” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.
At June 30, 2006, our net-debt to net-debt-plus-equity ratio improved to 37.7%, compared with 42.1% at June 30, 2005. The improvement was due primarily to an increase in equity from earnings and the favourable year-over-year impact of U.S. foreign exchange rates on long-term debt. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage capital employed so that we retain our solid investment-grade credit ratings.

Calculation of free cash (reconciliation of free cash to GAAP cash position)	For the three months ended June 30		For the six months ended June 30
(in millions) (unaudited)	2006	2005(2)	2006	2005(2)

Cash provided by operating activities	$282.4	$349.3	$456.7	$437.5
Cash used in investing activities	(165.0)	(194.9)	(372.1)	(345.8)
Dividends paid on Common Shares	(29.8)	(21.0)	(53.5)	(42.0)

Free cash(1)	87.6	133.4	31.1	49.7
Cash used in financing activities, before dividend payment	(90.8)	(276.2)	(108.6)	(271.0)

Decrease in cash, as shown on the Statement of Consolidated Cash Flows	(3.2)	(142.8)	(77.5)	(221.3)
Net cash at beginning of period	47.5	274.5	121.8	353.0

Net cash at end of period	$44.3	$131.7	$44.3	$131.7

(1)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	Certain prior period figures have been restated to conform with presentation adopted in 2006.
➢	Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash after dividends is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
There was free cash of $87.6 million in the second quarter of 2006, and $133.4 million in the same period of 2005. Free cash was $31.1 million for the first six months in 2006, compared with $49.7 million for the same period in 2005. The decrease in the second quarter was due largely to operating activities, which generated less cash (discussed in this section under the sub-heading “Operating Activities”), the purchase of freight cars we intend to sell and lease back (discussed in this section under the sub-heading “Investing Activities”) and a higher dividend payment, partially offset by lower capital spending and proceeds from the sale of our Latta subdivision. The decrease in the first six months of the year was due to the purchase of freight cars and a higher dividend payment, partially offset by the proceeds from the sale of our Latta subdivision and higher cash generated through operations.
We expect to generate more than $200 million in free cash in 2006, after dividends and before our share repurchases (discussed in the section “Balance Sheet”), compared with $92 million in 2005. The increase will be generated mainly through improved cash flow from operations and lower capital expenditures. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (discussed in the “Forward-Looking Information” section of this MD&A). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed in this MD&A under the sub-heading “Revenues” in the section “Lines of Business”, and in the sections “Operating Expenses”, “Liquidity and Capital Resources” and “Other Income Statement Items”.

Balance Sheet
➢	Assets
Assets totalled $10,946.7 million at June 30, 2006, compared with $10,891.1 million at December 31, 2005. The increase was mainly due to:
•	capital additions, most of which were locomotives and track replacement;

•	purchases of freight cars, which we intend to sell to and lease back from a financial institution under an operating lease at a later date;

•	an increase in inventory purchases, mainly for track materials and fuel; and

•	cash received from share options being exercised and proceeds from the sale of our Latta subdivision.
These increases were partially offset by a reduction in cash balances as a result of capital purchases and share repurchases.
➢	Total Liabilities
Our combined short-term and long-term liabilities were $6,233.7 million at June 30, 2006, compared with $6,505.4 million at December 31, 2005. The decrease was due mainly to:
•	reductions to restructuring accruals;

•	a reduction in accounts payable and accrued liabilities in the first quarter of 2006 due to payment of incentive compensation; and

•	a reduction in future income taxes as a result of a reduction in corporate income tax rates (discussed further under the sub-heading “Income Taxes” in the section “Other Income Statement Items”).
➢	Equity
At June 30, 2006, our Consolidated Balance Sheet reflected $4,713.0 million in equity, compared with equity balances of $4,385.7 million at December 31, 2005. The increase was due primarily to growth in retained income and the issuance of Common Shares for stock options exercised, partially offset by shares repurchased under a normal course issuer bid (discussed below).
➢	Share Capital
At June 30, 2006, 157.2 million Common Shares and no Preferred Shares were issued and outstanding.
At June 30, 2006, 7.3 million options were outstanding under our Management Stock Option Incentive Plan, and there were 0.3 million Common Shares available for the granting of future options out of the 11.0 million Common Shares currently authorized. Each option granted can be exercised for one Common Share.
On February 21, 2006, our Board of Directors authorized the purchase of up to 5.5 million of our outstanding common shares for cancellation through normal course issuer bid purchases. This represents approximately 3.5% of our common shares outstanding at December 31, 2005.
On March 1, 2006, we completed the necessary filings to increase the number of common shares eligible for purchase under our then existing normal course issuer bid (the “2005 NCIB”), which was discussed in our December 31, 2005 MD&A, to 3,325,000 common shares during the 12 month period ending June 5, 2006. This amendment to the 2005 NCIB enabled us to purchase a portion of the shares authorized to be purchased by our Board of Directors during the period covered by it.
From June 6, 2005 to June 5, 2006, we purchased 3,325,000 Common Shares under the 2005 NCIB at an average price of $51.82 per share.
On June 1, 2006 we completed the filings for a new normal course issuer bid (the “2006 NCIB”) to enable us to purchase for cancellation up to 3,936,000 of our outstanding shares during the 12 month period from June 6, 2006 to June 5, 2007. This latest NCIB will allow us to complete the repurchase of up to 5.5 million Common Shares in the calendar year 2006, as announced in February, 2006. The number of shares that may be purchased under the 2006 NCIB represents approximately 2.5% of our 158,321,252 common shares outstanding on May 31, 2006. Purchases may be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The prices that we pay for any shares will be the market price at the time of purchase. The purpose and business reason for purchasing shares as a result of the 2006 NCIB is that the purchase of Common Shares may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders. The 2006 NCIB enables us to purchase the remaining shares authorized to be purchased by our Board of Directors.
From June 6, 2006, to June 30, 2006, we purchased 1,165,500 Common Shares under the 2006 NCIB at an average price of $54.83 per share.
Shareholders may obtain, without charge, a copy of our Notices of Intention to Make a Normal Course Issuer Bid by writing The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail at shareholder@cpr.ca.

➢	Dividends
As announced in the first quarter of 2006, a dividend of $0.1875 per share was paid on April 24, 2006. On May 5, 2006, our Board of Directors declared a quarterly dividend of $0.1875 per share (2005 — $0.15 per share) on the outstanding Common Shares. The dividend is payable on July 31, 2006, to holders of record at the close of business on June 30, 2006.
Financial Instruments
Our policy with respect to using financial instruments is to selectively reduce volatility associated with fluctuations in interest and foreign exchange rates and in the price of diesel fuel. We assess on a quarterly or more frequent basis whether a derivative item is effective in offsetting the changes in fair value or cash flows from the hedged items. The derivative qualifies for hedge accounting treatment if it is effective. If the derivative is not effective, its book value is adjusted to its market value each quarter and the associated gains or losses are included in “Other Charges” on our Statement of Consolidated Income.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.
The information on financial instruments disclosed in our MD&A for the year ended December 31, 2005, and for the first quarter of 2006 remains substantially unchanged, except for the following recent developments:
➢	Interest Rate Management
Interest Rate Swaps
In 2003 and 2004, we entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of our US$400-million 6.25% Notes to floating-rate debt. These swaps are accounted for as a fair value hedge. Accounting for these swaps increased “Interest Expense” on the Statement of Consolidated Income by $0.2 million in the second quarter of 2006 (second quarter of 2005 — $1.2 million) and by $0.1 million in the first six months of 2006 (first half of 2005 — $2.1 million). At June 30, 2006, an unrealized loss of $8.3 million (June 30, 2005 – gain of $9.4 million) from these interest rate swaps was calculated based on their fair value utilizing swap, currency and basis-spread curves from Reuters. We have not recorded the fair value of these swaps on our Consolidated Balance Sheet.
Interest and Treasury Rate Locks
At June 30, 2006, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included unamortized losses of $15.2 million (June 30, 2005 — $18.6 million) for previously settled interest and treasury rate locks, and “Deferred Liabilities” on the Consolidated Balance Sheet included an unamortized gain of $8.4 million (June 30, 2005 — $8.7 million) from interest rate locks. These gains and losses are being amortized over the lives of their underlying debt. Amortization of the gains and losses resulted in net expense amounts of $0.8 million for the second quarter of 2006 (second quarter of 2005 — $0.8 million) and $1.6 million for the first half of 2006 (first half of 2005 — $1.6 million), which are included in “Interest Expense” on the Statement of Consolidated Income.
➢	Foreign Exchange Management
Foreign Exchange Forward Contracts
We hedged a portion of our U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At June 30, 2006, we had US$12.4 million (June 30, 2005 – US$96.1 million) of forward sales of U.S. dollars outstanding to be settled in 2006. The unrealized gain on these forward contracts, calculated using the trading value of the U.S. dollar from the Bank of Canada, was $1.1 million at June 30, 2006 (June 30, 2005 – loss of $1.5 million). We did not include this gain in our financial statements at June 30, 2006, as it remained unrealized at that time. “Freight Revenues” on our Statement of Consolidated Income included realized gains on these foreign exchange forward contracts of $1.4 million in the second quarter (second-quarter 2005 – loss of $1.5 million) and $2.9 million in the first half of 2006 (first half of 2005 – loss of $2.6 million).
➢	Fuel Price Management
Swaps and fuel surcharges (discussed in this MD&A under the sub-heading “Freight Revenues” in the section “Lines of Business”), together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
Crude Oil Swaps
We may enter into crude oil or heating oil swap contracts to help mitigate future price increases related to the purchase of fuel. We generally enter into commodity swap purchase contracts, and unrealized gains or losses related to these swaps are deferred until the related fuel purchases are realized. However, this activity has been temporarily suspended and no swaps have been purchased since January 2005. Our decision to resume hedging fuel purchases will depend on assessments of the crude oil and refined products markets in the future.
At June 30, 2006, an unrealized gain of $59.0 million (June 30, 2005 — $81.0 million) was calculated based on the fair value of our swaps, which was derived from the WTI price, as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. We have not included any unrealized gains in our financial statements in the second quarter of 2006.
Fuel purchases and commodity swap contracts have an element of foreign exchange variability. From time to time, we use foreign exchange forward contracts to manage this element of fuel-price risk. An unrealized loss of $7.5 million (June 30, 2005 – loss of $5.0 million) related to the forward purchases of U.S. dollars (which were coupled with the crude oil swaps) was calculated based on the fair value of these forward contracts at June 30, 2006. Forward curves from Reuters were utilized to establish the fair value. The loss has not been recorded in our financial statements in second-quarter 2006, as it remains unrealized. These forward contracts will settle in 2006 through 2009.
“Fuel expense” was reduced by $7.7 million in the second quarter of 2006 (second quarter of 2005 - $10.6 million) as a result of $8.8 million (second quarter of 2005 — $11.0 million) in realized gains arising from settled swaps, partially offset by $1.1 million (second quarter of 2005 — $0.4 million) in realized losses arising from the settled foreign exchange forward contracts. “Fuel expense” was reduced by $14.3 million in the first six months of 2006 (first half of 2005 — $18.0 million) as a result of $16.4 million (first half of 2005 — $19.3 million) in realized gains arising from settled swaps, partially offset by $2.1 million (first half of 2005 — $1.3 million) in realized losses arising from the settled foreign exchange forward contracts.
For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. We have fuel hedges for approximately 13% of our estimated fuel purchases in 2006, 8% in 2007, 3% in 2008, and 3% in 2009.
➢	Stock-Based Compensation Expense Management
Total Return Swaps
We entered into a Total Return Swap (“TRS”), effective in May 2006, in order to reduce the volatility and total cost to the Company over time of two types of stock-based compensation: share appreciation rights (“SAR”) and deferred share units (“DSU”) (discussed further under the sub-heading “Stock Prices” in the section “Future Trends, Risks and Commitments”). The value of the TRS derivative is linked to the market value of our stock and is intended to mitigate the impact on expenses of share value movements on SARs and DSUs. “Compensation and Benefits” expense on our Statement of Consolidated Income included an unrealized loss on these swaps of $8.3 million in the second quarter of 2006. These losses substantially offset benefits recognized in the SARs and DSUs stock-based compensation programs due to fluctuations in our share price during the period the TRS was in place.
Contractual Commitments
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.
In the first six months of 2006, we purchased 44 new loco-motives, which were previously held under an operating lease.

Contractual commitments	Payments due by period
at June 30, 2006		remainder	1 – 3	3 – 5	After
(in millions)	Total	of 2006	years	years	5 years

Long-term debt	$2,594.1	$151.0	$36.1	$393.6	$2,013.4

Capital lease obligations	304.0	0.5	15.9	34.9	252.7

Operating lease obligations(1)	532.4	67.2	188.8	93.1	183.3

Supplier purchase obligations	543.7	53.5	149.8	115.8	224.6

Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	882.3	60.3	216.0	177.1	428.9

Total contractual obligations	$4,856.5	$332.5	$606.6	$814.5	$3,102.9

(1)	We have guaranteed residual values on certain leased equipment with a maximum exposure of $219.3 million, primarily in 2006 and beyond. Management estimates that we will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits and pension benefit payments for a pension plan that we administer. Projected payments for post-retirement and workers’ compensation benefits include the anticipated payments for years 2006 to 2015. Pension contributions and pension benefit payments for our two main pension plans are not included due to the volatility in calculating them. Pension payments are discussed further under the sub-heading “Pension Plan Deficit” in the section “Future Trends, Commitments and Risks”.
Future Trends, Commitments and Risks
The future trends, commitments and risks disclosed in our MD&A for the year ended December 31, 2005, and for the first quarter of 2006 remain substantially unchanged, except for the following recent developments:
Change in Executive Officers and Chairman of the Board
On May 5, 2006, CPR’s Chief Executive Officer (“CEO”), Robert J. Ritchie, retired and Fred J. Green assumed the position of CEO. Mr. Green also retained his position as President.
On May 5, 2006, the Chairman of our Board, J.E. (Ted) Newall, retired and was replaced by John E. Cleghorn.

Effective April 14, 2006, CPR’s Executive Vice-President and Chief Financial Officer (“CFO”), Michael T. Waites, resigned. Brian W. Grassby, Vice-President and Comptroller, assumed the position of Acting CFO.
Sale of Latta Subdivision
On May 26, 2006, the U.S. Surface Transportation Board approved the sale of our Latta Subdivision to Indiana Rail Road Co. (“INRD”). The Latta Subdivision, located in the State of Indiana, is a rail line between Fayette, near Terre Haute, and Bedford. The sale also included rights of INRD to use certain track of CSX Transportation between Chicago, Illinois, and Louisville, Kentucky. INRD assumed all rail operations on the line beginning May 27, 2006. We do not expect the sale of this portion of our operations to materially impact our financial results. This sale was not segregated as a discontinued operation on our financial statements because it did not generate its own identifiable cash flow.
Rail Network Capacity
Significant increases in rail traffic volumes have created capacity challenges for the North American rail sector. In particular, a rapid surge in exports and imports has created pressure on railway systems to and from the Pacific Coast. In 2005 we completed a major expansion of our track network in western Canada between the prairies and the Port of Vancouver on the Pacific Coast. Any further expansion will be tied to ongoing market conditions and the continuation of a stable regulatory environment in Canada. We are also maximizing our freight handling capacity by acquiring new and more powerful locomotives and replacing older freight cars with more efficient and higher-capacity freight cars. Market conditions in our coal and potash businesses prevented us from realizing sufficient volume growth in the first half of 2006 to fully consume the additional capacity created by the track expansion in western Canada. However, we do not expect this to be a long-term market trend and it is our expectation that we will eventually be able to fully utilize this capacity.
Integrated Operating Plan
We manage scheduled operations through our IOP. The key principles upon which our IOP is built include moving freight cars across the network with as few handlings as possible, creating balance in the directional flow of trains in our corridors by day of week, and minimizing the time that locomotives and freight cars are idle. During the first half of 2006, execution of our IOP, generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
Canadian Government Covered Hopper Car Fleet
We move grain using our covered hopper car fleet, which consists of owned, leased and managed freight cars. The managed segment consists of cars provided by federal and provincial governments for the purpose of transporting grain. The Canadian government has announced its intention to retain ownership of its 6,300 cars utilized by CPR and negotiate a new operating agreement with Canada’s major railways. We view this government position in a positive way. It provides clarity in a substantial business segment, removes an additional administrative level proposed by the previous government, and allows for the negotiation of a progressive operating agreement geared towards ensuring an efficient, low-cost grain handling and transportation system.
Stock Price
The market value of our Common Shares on the Toronto Stock Exchange decreased $1.35 per share (from $58.26 to $56.91) in the second quarter of 2006 and increased $8.20 per share in the first six months of 2006 (from $48.71 to $56.91). The market value of our Common Shares on the Toronto Stock Exchange decreased $1.36 per share (from $43.75 to $42.39) in the second quarter of 2005 and increased $1.29 per share in the first six months of 2005 (from $41.10 to $42.39). The changes in share price caused corresponding changes in the value of our outstanding share appreciation rights (“SAR”) and deferred share units (“DSU”). Effective the second quarter of 2006, we put in place a Total Return Swap (“TRS”) (discussed in this MD&A under the sub-heading “Total Return Swaps” in the section “Financial Instruments”) to mitigate gains and losses associated with the effect of our share price on the SARs and DSUs. Excluding the impact of our TRS, the cost of our SARs and DSUs resulted in a decrease in compensation and benefits expense of $0.2 million in second-quarter 2006 and an increase of $14.5 million in the first six months of 2006, compared with the same periods of 2005.
Crude Oil Prices
Crude oil prices continued to escalate in the first half of 2006 and remain volatile due to strong world demand and geopolitical events that disrupt and threaten to disrupt supply. We will continue to mitigate the impact of increases in fuel prices through a fuel risk mitigation program, which includes fuel surcharges (discussed in this MD&A under the sub-heading “Freight Revenues” in the section “Lines of Business”). We currently have hedges in place (discussed in this MD&A in the section “Financial Instruments”) that partially offset the effects of rising fuel prices. Revenue from fuel surcharges and the benefits of hedging resulted in the recovery of more than three-quarters of our fuel price increase in the second quarter and first half of 2006. We are also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives through our IOP.

Border Security
We strive to ensure our customers have unimpeded access to North American markets by working closely with Canadian and U.S. customs officials and other railways to facilitate the safe and secure movement of goods between Canada and the U.S. We also take all necessary precautions to prevent smuggling and other illegal activities.
A new Vehicle and Cargo Inspection System (“VACIS”) has been installed at five of our border crossings under a co-operative program with the Canada Border Services agency and U.S. Customs and Border Protection. The final phase of this project is nearly complete.
Labour Relations
Agreements are in place with all seven bargaining units in Canada and 11 of 28 bargaining units in the U.S. All negotiations currently under way are progressing positively and we do not anticipate any labour disruptions. The following is a summary of the status of unsettled and recently settled agreements:
•	Canada
Negotiations commenced in April 2006 with the Transportation Communications Local 1976 United Steelworkers of America (“TC-USWA”). Our collective agreement with the TC-USWA, which represents clerical and administrative staff, expires at the end of 2006. On June 22, 2006, CPR and the TC-USWA reached a tentative, three-year agreement extending to the end of 2009. The agreement has been submitted to a ratification vote and results are expected in the third quarter of 2006.
•	U.S.
We are party to collective agreements with 28 bargaining units: 15 on our Soo Line Railroad (“Soo Line”) subsidiary and 13 on our Delaware and Hudson Railway (“D&H”) subsidiary.
On the Soo Line, negotiations have commenced with 14 bargaining units representing track maintainers, conductors, clerks, car repair employees, mechanical labourers, machinists, electricians, train dispatchers, signal repair employees, police, blacksmiths and boilermakers, sheet metal workers, locomotive engineers and mechanical supervisors. An agreement with the bargaining unit representing yard supervisors extends through 2008.
D&H has agreements in place with 10 unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees, mechanical supervisors, mechanical labourers, machinists, electricians, engineering supervisors and police. Negotiations are continuing with the remaining three bargaining units, which represent track maintainers, conductors and yard supervisors.
Environmental
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The state’s voluntary investigation and clean-up program will oversee the work to ensure it is completed in accordance with applicable standards.
Financial Commitments
In addition to the financial commitments mentioned previously in the sections “Off-Balance Sheet Arrangements” and “Contractual Commitments”, we are party to certain other financial commitments set forth in the adjacent table and discussed below.

Certain other financial
commitments at	Amount of commitment per period
June 30, 2006		Remainder	2007 &	2009 &	2011 &
(in millions) (unaudited)	Total	of 2006	2008	2010	beyond

Letters of credit	$353.7	$0.8	$352.9	$—	$—

Capital commitments(1)	622.5	273.3	172.1	68.7	108.4

Offset financial liability	174.2	174.2	—	—	—

Total commitments	$1,150.4	$448.3	$525.0	$68.7	$108.4

(1)	We have several contracts outstanding with termination payments ranging from $nil to $20.5 million per contract and resulting in a minimum exposure of $3.3 million and a maximum exposure of $45.3 million, depending on the date of termination. These contracts are not reflected in the commitments above and terminate mainly between 2008 and 2013.
•	Letters of Credit
Our available line of credit is adjusted for the letters of credit contract amounts currently included within our revolving credit facility.
•	Capital Commitments
We are obligated to make various capital purchases involving track programs, locomotive acquisitions and overhauls, freight cars, and land. At June 30, 2006, we had multi-year capital commitments of $622.5 million in the form of signed contracts or letters of intent, largely for locomotive overhaul agreements. Payments for these commitments are due in 2006 through 2016. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
•	Offset Financial Liability
At June 30, 2006, a loan to finance certain equipment had a balance of $178.9 million, offset by a financial asset of $174.2 million. The remainder is included in “Long-Term Debt” on our Consolidated Balance Sheet.

Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $625 million, after reflecting the expected loss (gain) on the value of the pension fund’s debt securities with respect to corresponding changes in long-term interest rates. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $70 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
Between 51% and 57% of the plans’ assets are invested in equity securities. As a result, stock market performance is the key driver in determining the pension fund’s asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions towards the deficit that, as a minimum, meet requirements as prescribed by Canadian pension supervisory authorities. Contributions of $19.8 million were made to the defined benefit pension plans in the second quarter of 2006, compared with $18.2 million in the same period of 2005. Contributions of $37.4 million were made to the defined benefit pension plans in first-half 2006, compared with $34.9 million in the same period of 2005.
Our minimum contribution requirement is set out in an updated actuarial valuation as at January 1, 2006 (which was completed in June 2006). We expect our pension contribution in 2006 to be approximately $210 million, which represents the estimated minimum required contribution after applying the remaining balance of the $300-million voluntary contribution made in December 2003. Our pension contributions for 2007, 2008 and 2009 will be highly dependent on our actual experience over 2006, 2007 and 2008 with such variables as investment returns, interest rate fluctuations, demographic changes and any revisions to pension funding regulations. If mid and long Canada bond yields remain at their levels on June 30, 2006 (i.e. approximately 0.5% higher than their levels on December 31, 2005) and pension funding regulations remain unchanged, we project our pension contributions to be approximately $150 million in 2007, declining to approximately $100 million in 2008. The Canadian government has proposed changes to its pension funding regulations. The precise impact of these regulations will not be known until they are enacted.
Restructuring
Restructuring initiatives to improve efficiency in our administrative areas were begun in 2003. We have committed to eliminate 1,220 management and administrative positions under these initiatives. At June 30, 2006, 1,215 positions had been eliminated, of which 82 and 370 positions were eliminated in the three and six months ending June 30, 2006, respectively. We will continue to hire selectively in specific areas of the business, as required by growth or changes in traffic patterns.
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in this MD&A under the sub-heading “Critical Accounting Estimates”) totalled $22.8 million in the second quarter of 2006 and $50.6 million in the first half of 2006, compared with $13.3 million and $26.3 million in the same periods of 2005, respectively. Of these amounts, payments related only to labour liabilities were $16.9 million in the second quarter of 2006 and $41.7 million in the first half of 2006, compared with $11.1 million and $22.9 million in the same periods of 2005, respectively.
Cash payments for restructuring and environmental initiatives are estimated to be $39 million for the remainder of 2006, $69 million in 2007, $49 million in 2008, and a total of $194 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $22 million for the remainder of 2006, $41 million in 2007, $33 million in 2008 and a total of $125 million over the remaining years to 2025. These amounts include residual payments to protected employees for previous restructuring plans that are substantially complete.
Critical Accounting Estimates
The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
The critical accounting estimates disclosed in our MD&A for the year ended December 31, 2005, and for the first quarter of 2006 remain substantially unchanged, except for the following recent developments:
➢	Environmental Liabilities
At June 30, 2006, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $128.2 million, of which the long-term portion amounting to $103.3 million was included in “Deferred Liabilities” and the short-term portion amounting to $24.9 million was included in “Accounts Payable and Accrued Liabilities”. Total payments were $2.7 million in the second quarter of 2006 and $2.1 million in the same period of 2005. Total payments were $4.6 million in the first half of 2006 and $3.3 million in the same period of 2005.

➢	Pensions and Other Benefits
“Other Assets and Deferred Charges” on our June 30, 2006, Consolidated Balance Sheet included prepaid pension costs of $947.2 million. Our Consolidated Balance Sheet also included $0.7 million in “Accounts Payable and Accrued Liabilities” and $0.9 million in “Deferred Liabilities” for pension obligations.
We included post-retirement benefits accruals of $186.9 million in “Deferred Liabilities” and post-retirement benefits accruals of $3.4 million in “Accounts Payable and Accrued Liabilities” on our June 30, 2006, Consolidated Balance Sheet.
Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and Benefits” on our December 31, 2005, Statement of Consolidated Income. Combined pension and post-retirement benefits expenses were $30.3 million in the second quarter of 2006, compared with $21.0 million in the same period of 2005. Combined pension and post-retirement benefits expenses were $61.2 million in the first half of 2006, compared with $41.4 million in the same period of 2005.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $19.5 million in second-quarter 2006 and $39.5 million in the first half of 2006, compared with $10.1 million and $19.4 million for the same periods in 2005, respectively. Defined benefit pension expense was $18.9 million in the second quarter of 2006 and $37.8 million in the first half of 2006, compared with $9.4 million and $17.8 million in the same periods of 2005, respectively. Defined contribution pension expense was $0.6 million in the second quarter of 2006 and $1.7 million in the first six months of 2006, compared with $0.7 million and $1.6 million in the same periods of 2005, respectively. Post-retirement benefits expense was $10.8 million in the second quarter of 2006 and $21.7 million in the first half of 2006, compared with $10.9 million and $22.0 million in the same periods of 2005, respectively.
➢	Property, Plant and Equipment
At June 30, 2006, accumulated depreciation was $4,937.6 million. Depreciation expense related to properties amounted to $117.8 million in the second quarter of 2006, compared with $110.7 million in the same period of 2005. Depreciation expense related to properties amounted to $232.6 million in the first six months of 2006, compared with $220.2 million in the same period of 2005.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. We estimate that if the average life of road locomotives increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
Regular depreciation studies are conducted to establish the estimated useful life of each property group. Depreciation expense increased $1.5 million in the second quarter of 2006 and $2.9 million in the first half of 2006, due to rate revisions mainly for locomotives and miscellaneous equipment.
➢	Future Income Taxes
Future income tax benefits totalling $114.7 million and $70.4 million were included in income taxes for the second quarter and first six months in 2006, respectively, compared with future income tax expense of $68.8 million and $108.9 million included in income taxes for the same periods in 2005, respectively. At June 30, 2006, future income tax liabilities of $1,603.5 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $105.2 million realizable within one year were recorded as a current asset. We believe our future income tax provisions are adequate.
In the second quarter of 2006, we reduced our future income tax liability by $176 million due to a reduction in income tax rates by the Government of Canada and certain provincial governments (discussed under the sub-heading “Income Taxes” in the section “Other Income Statement Items”).
➢	Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased Services and Other” on our Statement of Consolidated Income, amounted to $3.4 million in the second quarter of 2006 and $19.7 million in the first half of 2006, compared with $9.0 million and $24.2 million in the same periods of 2005, respectively.
Accruals for incidents, claims and litigation, including Workers’ Compensation Board accruals, totalled $148.9 million, net of insurance recoveries, at June 30, 2006. The total accrual included $102.7 million in “Deferred Liabilities” and $77.4 million in “Accounts Payable and Accrued Liabilities”, offset by $13.5 million in “Other Assets and Deferred Charges” and $17.7 million in “Accounts Receivable”.
Forward-Looking Information
This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including regulation of rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; security threats; and technological changes.
The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the last crop year and is expected to remain stable in the current crop year, after a period of significant drought-induced decline. However, factors over which we have no control, such as weather conditions and insect populations, affect crop production and yield in the grain collection areas we serve. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. We intend to continue our fuel cost mitigation program to attempt to offset the effects of high crude oil prices.
In Canada Bill C-11, legislation amending the Canada Transportation Act (“CTA”), was introduced in Parliament in spring 2006. Bill C-11 contains some of the amendments that had been included in Bill C-44, which was introduced in 2005 but was terminated when Parliament was dissolved on November 29, 2005. Bill C-11 includes, among other things, amendments concerning the grain revenue cap, commuter and passenger access, and railway noise. Amendments concerning Final Offer Arbitration (“FOA”) and other shipper remedies are not included in Bill C-11. There may be additional changes to the CTA in respect of FOA and other matters that had been dealt with in Bill C-44. No assurance can be given as to the effect on CPR of the provisions of Bill C-11 or as to the content, timing or effect on CPR of any anticipated additional legislation.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the “Future Trends, Commitments and Risks” section and elsewhere in this MD&A with the particular forward-looking statement in question.

Glossary of Terms

“Average train speed”	The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CPR’s yards; ii) passenger train; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in the terminals.

“Car-miles per car-day”	the total car-miles for a period divided by the total number of active cars. Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car. An active car is a revenue-producing car that is generating costs to CPR on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by us.

“Carloads”	revenue-generating shipments of containers, trailers and freight cars.

“CICA”	Canadian Institute of Chartered Accountants.

“Class 1 Railway”	a railway earning a minimum of US$258.5 million in revenues annually.

“CPRL”	Canadian Pacific Railway Limited.

“CPR”, “the Company”	CPRL and its subsidiaries.

“Diluted EPS, before FX on LTD”	a variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 3.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

“EPS”	earnings per share.

“Fluidity”	obtaining more value from our existing assets and resources.

“Foreign Exchange”	the net effect of a change in the value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

“FRA”	U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injuries per 200,000 employee-hours”	the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents per million train-miles”	the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$6,700 in damage.

Glossary of Terms

“Freight revenue per carload”	Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	foreign exchange gains and losses on long-term debt.

“GAAP”	Canadian generally accepted accounting principles.

“GTMs” or “gross ton-miles”	the movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional productivity.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“MD&A”	Management’s Discussion and Analysis.

“Number of active employees – end of period”	the number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

“Operating ratio”	the ratio of total operating expenses to total revenues. A lower percentage indicates higher efficiency.

“RTMs” or “revenue ton-miles”	the movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

“STB”	U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“Terminal dwell”	The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“U.S. gallons of locomotive fuel per 1,000 GTMs consumed – freight and yard”	represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

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FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, F. J. Green, Chief Executive Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: July 25, 2006
Signed: F. J. Green
F. J. Green
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, B. W. Grassby, Acting Chief Financial Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: July 25, 2006
Signed: B.W. Grassby
B.W. Grassby
Acting Chief Financial Officer